September 22, 2014

VIA EDGAR

Filing Desk
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, DC 20549

Re:
Carey Credit Income Fund - Series 2015 T

Ladies and Gentlemen:

Please find enclosed for filing on behalf of Carey Credit Income Fund - Series 2015 T (the "Company"), a newly-organized, externally-managed, non-diversified, closed-end management investment company that intends to elect to be treated as a business development company under the Investment Company Act of 1940, as amended, the Company's initial Registration Statement on Form N-2 (the "Registration Statement"). We note that the enclosed filing does not include financial statements for the Company at this time. Such financial statements along with a consent from the Company's independent registered accounting firm will be provided in the first amendment to the Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact the undersigned at 212.698.3525.

Sincerely,
/s/ Richard Horowitz Richard Horowitz